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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

        Horizon Offshore, Inc.

Full Name of Registrant

        N/A

Former Name if Applicable

        2500 CityWest Boulevard, Suite 2200

Address of Principal Executive Office (Street and Number)

        Houston, Texas 77042

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

     The registrant is not able to file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 (the “Form 10-Q”) on or before August 9, 2005 because it was not able to accurately complete the disclosures and financial statements (and notes to the financial statements) required to be filed with the Form 10-Q. As reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2005, and amended in the Current Report on Form 8-K/A filed on August 10, 2005, the staff (the “Staff”) of the Division of Corporation Finance of the SEC performed a periodic review of the registrant’s Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. In connection with the Staff’s review, the registrant will be filing an amended Annual Report on Form 10-K/A for the year ended December 31, 2004 (the “Form 10-K/A”) and amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005 (the “Form 10-Q/A”). Because the registrant has been unable to complete the Form 10-K/A and Form 10-Q/A, and the disclosure contained therein may affect disclosure contained in the Form 10-Q, the registrant must complete the Form 10-K/A and Form 10-Q/A prior to the filing of the Form 10-Q. As a result, the registrant’s Form 10-Q cannot be filed within the prescribed period without unreasonable effort or expense. The registrant will file its Form 10-Q within the period prescribed by Rule 12b-25(b).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald D. Mogel	(713)	243-2753

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenues for the three months ended June 30, 2005 will be approximately $70.5 million compared to $44.9 million for the three months ended June 30, 2004. The registrant’s revenues for the six months ended June 30, 2005 will be approximately $107.9 million compared to $87.4 million for the six months ended June 30, 2004. The increase in the registrant’s revenues for the first six months of 2005 is primarily due to improved market conditions in the U.S. Gulf of Mexico due to the recent high energy prices and increase in capital expenditures by oil and gas companies. The registrant’s operating loss, net loss and gross profit for the six months ended June 30, 2005 will be approximately $(2.6) million, $(43.2) million and $11.7 million, respectively, compared to $(15.0) million, $(26.9) million and $(1.2) million, respectively, for the six months ended June 30, 2004.

Horizon Offshore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2005	By:	/s/ Ronald D. Mogel
Ronald D. Mogel,
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).